September 24, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Linda Cvrkel, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 001-35570) (the “Company”)
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 15, 2014

Dear Ms. Cvrkel:

The purpose of this letter is to provide the Company’s response to the August 26, 2014 Comment Letter (the “Comment Letter”) to Mr. Eric S. Lederer, Chief Financial Officer of the Company.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

COMMENT 1.	We note your disclosure that restaurant cost of sales for 2013 and2012 totaled $3,031,457 (37.2%) and $2,761,949 (40.9%), respectively of restaurant net sales. Please explain to us, and revise to disclose the reason for the change in this amount between 2012 and 2013. Similarly, please explain, and revise to disclose the reason for the change in restaurant operating expenses between the periods presented in your statement of operations.

Response:

In 2012 the Company only had one restaurant location in Hungary (which opened in August 2012) and four in South Africa. These regions cost of sales declined in 2013 as we added another location in South Africa and our management teams in both regions drove down costs through combined purchasing power and various efficiencies. We also acquired restaurants in late 2013 in Nottingham, UK, and several domestic locations (American Roadside Burgers and Just Fresh) which had a cost of sales of 38.1%. Additionally, our significant acquisitions mentioned above are detailed in the below table showing our restaurant operating expenses (“opex”) by region. The Company will further elaborate on the changes in cost of sales % and restaurant opex in future filings for all periods presented in the format and discussion herein.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

	2013 Cost of Sales		2012 Cost of Sales		Change - Cost of Sales
	Dollars	%	Dollars	%	Dollars	%
Hooters - South Africa	$2,146,486	37.4%	$2,566,357	40.8%	$(419,871)	-3.4%
Hooters - Europe	548,553	36.1%	195,592	41.8%	352,961	-5.7%
American Roadside Burgers	282,454	40.3%	-	0.0%	282,454	40.3%
Just Fresh	53,964	29.6%	-	0.0%	53,964	29.6%
Total Cost of Sales	$3,031,457	37.2%	$2,761,949	40.9%	$269,508	-3.7%
Total revenues	$8,144,035		$6,752,323		$1,391,712

	2013 Restaurant Opex		2012 Restaurant Opex		Change - Restaurant Opex
	Dollars	% of total revenues	Dollars	% of total revenues	Dollars	%
Hooters - South Africa	$3,286,434	40.4%	$3,454,121	51.2%	$(167,687)	-10.8%
Hooters - Europe	868,281	10.7%	330,913	4.9%	537,368	5.8%
American Roadside Burgers	597,107	7.3%	-	0.0%	597,107	7.3%
Just Fresh	157,758	1.9%	-	0.0%	157,758	1.9%
Total Restaurant Opex	$4,909,580	60.3%	$3,785,034	56.1%	$1,124,546	4.2%
Total revenues	$8,144,035		$6,752,323		$1,391,712

Critical Accounting Policies, page 28; Investments, page 28

COMMENT 2.
We note that your discussion of investments in your Critical Accounting Policies section focuses on your impairment analysis of your available for sale securities. In light of the fact that your cost method and equity method investments represent a significant portion of your assets, please consider including a discussion of your impairment analysis for these types of investments in your discussion. Also, please consider including a discussion of your accounting for long-lived assets, including your related impairment analysis, and your accounting for the embedded conversion feature of your convertible debt in your Critical Accounting Policies section. Your disclosure should include
•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.
Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:

Cost and Equity Method Investments

We review our investments in equity and debt securities that are accounted for using the cost or equity method or that are classified as available-for-sale or held-to-maturity each reporting period to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of each investment. When such events or changes occur, we evaluate the fair value compared to our cost basis in the investment. We also perform this evaluation every reporting period for each investment for which our cost basis has exceeded the fair value in the prior period. The fair values of most of our Company’s investments in publicly traded companies are often readily available based on quoted market prices. For investments in nonpublicly traded companies, management’s assessment of fair value is based on valuation methodologies including discounted cash flows, estimates of sales proceeds and appraisals, and other factors, as appropriate. We consider the assumptions that we believe hypothetical marketplace participants would use in evaluating estimated future cash flows when employing the discounted cash flow or estimates of sales proceeds valuation methodologies.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

In the event the fair value of an investment declines below our cost basis, management is required to determine if the decline in fair value is other than temporary. If management determines the decline is other than temporary, an impairment charge is recorded. Management’s assessment as to the nature of a decline in fair value is based on, among other things, the length of time and the extent to which the market value has been less than our cost basis, the financial condition and near-term prospects of the issuer, and our intent and ability to retain the investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

We concluded there were no triggering events to further measure for impairment during the six months ended June 30, 2014 or the years ended December 31, 2013 or 2012.

Long-lived Assets

We account for our long-lived assets in accordance with Accounting Standards Codification (“ ASC ”) 360, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ ASC 360 ”), which requires that long-lived assets be evaluated whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. Some of the events or changes in circumstances that would trigger an impairment test include, but are not limited to;

•	significant under-performance relative to expected and/or historical results (negative comparable sales growth or operating cash flows for two consecutive years);
•	significant negative industry or economic trends;
•	knowledge of transactions involving the sale of similar property at amounts below our carrying value; or
•	our expectation to dispose of long-lived assets before the end of their estimated useful lives, even though the assets do not meet the criteria to be classified as “held for sale.”

Long-lived assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. The impairment test for long-lived assets requires us to assess the recoverability of our long-lived assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from our use and eventual disposition of the assets. If the net carrying value of a group of long-lived assets exceeds the sum of related undiscounted estimated future cash flows, we would be required to record an impairment charge equal to the excess, if any, of net carrying value over fair value.

When assessing the recoverability of our long-lived assets, which include property and equipment and finite-lived intangible assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating undiscounted future cash flows, including the projection of comparable sales, operating expenses, capital requirements for maintaining property and equipment and residual value of asset groups. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge. We concluded there were no triggering events to further measure for impairment during the six months ended June 30, 2014 or the years ended December 31, 2013 or 2012.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

We evaluate the remaining useful lives of long-lived assets and identifiable intangible assets whenever events or circumstances indicate that a revision to the remaining period of amortization is warranted. Such events or circumstances may include (but are not limited to): the effects of obsolescence, demand, competition, and/or other economic factors including the stability of the industry in which we operate, known technological advances, legislative actions, or changes in the regulatory environment. If the estimated remaining useful lives change, the remaining carrying amount of the long-lived assets and identifiable intangible assets would be amortized prospectively over that revised remaining useful life. We have determined that there were no events or circumstances during the six months ended June 30, 2014 or the years ended December 31, 2013 and 2012 which would indicate a revision to the remaining amortization period related to any of our long-lived assets. Accordingly, we believe that the current estimated useful lives of long-lived assets reflect the period over which they are expected to contribute to future cash flows and are therefore deemed appropriate.

Convertible Instruments

The Company accounts for hybrid contracts that feature conversion options in accordance. ASC 815 and ASC 480 “Distinguishing Liabilities from Equity”, which require companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (iii) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. The derivative is subsequently marked to market at each reporting date based on current fair value, with the changes in fair value reported in results of operations.

Conversion options that contain variable settlement features such as provisions to adjust the conversion price upon subsequent issuances of equity or equity linked securities at exercise prices more favorable than that featured in the hybrid contract generally result in their bifurcation from the host instrument.

The Company accounts for convertible debt instruments, when the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, in accordance with ASC 470-20 “Debt with Conversion and Other Options”. The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt.

The Company will further elaborate on our investments, long-lived assets and convertible instrument disclosures in future filings for all periods presented in the format and discussion herein.

Intangible Assets, page 29

COMMENT 3.	We note your disclosure of goodwill as a Critical Accounting Policy. In light of the significant increase in goodwill in 2013, we believe that your discussion of your goodwill impairment analysis in this section should include more details about the nature of the method and assumptions used in your analysis. Please revise accordingly.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

Response:

Valuation and Recoverability of Goodwill

We review our goodwill for impairment annually, as of the first day of our fiscal fourth quarter, or more frequently if indicators of impairment exist. Goodwill is not subject to amortization and have been assigned to reporting units for purposes of impairment testing. The reporting units are our restaurant brands.  At December 31, 2013 and December 31, 2012, we had goodwill of $6,496,756 and $396,487, respectively.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, including market information and discounted cash flow projections (also referred to as the income approach). The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs and number of units, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We validate our estimates of fair value under the income approach by comparing the values to fair value estimates using a market approach. A market approach estimates fair value by applying cash flow and sales multiples to the reporting unit’s operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting units.

If the fair value of the reporting unit is higher than its carrying value, goodwill is deemed not to be impaired, and no further testing is required. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we would record an impairment loss for the difference.

Consistent with our accounting policy for goodwill, we performed our annual impairment test of our goodwill at the beginning of our last fiscal quarter for December 31, 2013 and 2012. At December 31, 2013 and 2012 we had five and three reporting units, respectively, three of which had significant goodwill: Hooters Nottingham, Just Fresh and American Roadside Burgers (all of which were acquired in the latter half of 2013). We concluded there were no triggering events to further measure for impairment during the six months ended June 30, 2014 or the years ended December 31, 2013 or 2012.

The Company will further elaborate on our goodwill disclosures in future filings for all periods presented in the format and discussion herein.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

Statements of Stockholders’ Equity, page 35

COMMENT 4.	We note from the statement stockholders’ equity that during the year ended December 31, 2012 your issued shares of common stock for the purchase of non-controlling interest and you made a reclassification of non-controlling interest from APIC. Please explain to us the nature of these transactions as well as how you accounted for them. Also, please explain to us how you calculated or determined the value of the shares of common stock issued for the purchase of the non-controlling interest. If the shares were valued at “fair value”, please tell us how the fair value was determined.

Response:

The reclassification of non-controlling interest for the year ended December 31, 2012 was related to our South African Hooters entities and the minority partners (“LP”). The Company reclassified approximately $1.2 million of non-controlling interest from APIC in connection with the buyback of all of the South Africa minority interest for both cash and stock in June 2012. The stock wase valued at the public offering price (actual trading price of the offering) of $4.50. The Company issued 219,248 shares and paid $490,615 in cash for the purchase of the South Africa Hooters non-controlling interest totaling approximately $1.5 million.

Notes to the Financial Statements

COMMENT 5.	We note that in September 2013 you acquired 100% of the outstanding shares of American Roadside Burgers Inc. and in exchange you issued 740,000 shares of common stock and warrants to acquire 740,000 shares of common stock for $5 per share. Please explain to us and revise the notes to disclose how you calculated or determined the fair value of the shares and warrants issued. Please include in your response the nature and terms of any significant assumption used in your valuation. Refer to the disclosure requirements outlined in ASC 805-30-50-1(b).

Response:

In connection with the acquisition, the Company issued 740,000 shares of common stock and warrants. The shares were valued based on the Company’s closing stock market price on September 30, 2013, the date the acquisition was consummated. For the fair value of the warrants issued, we used the following inputs in the application of the Black-Scholes Option Pricing model:

•	Current equity value: Our common stock, ticker HOTR on NASDAQ closing price on September 30, 2013, the valuation date, was $4.88.
•	Strike price of the warrants: Per the Warrant agreement, the strike price was $5.00.
•	Time to maturity: The term of the warrants were calculated based on the time until the expiration date, which per the Warrant agreement is five years.
•	Volatility of the underlying asset: The volatility utilized in the analysis of the Warrants was 55.0%, based on our analysis of industry peers.
•	Risk-free rate of interest of : The risk-free interest rate was based on the rate of treasury securities with a similar term as the Warrants, and was 1.39%.

The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The Company determined the fair value of the Binomial Lattice Model and the Black-Scholes Valuation Model to be materially the same. The expected stock price volatility for the Company’s warrants was determined by the historical volatilities for industry peers and used an average of those volatilities.  The risk free interest rate was obtained from U.S. Treasury rates for the applicable periods. The contractual terms of the agreement does not provide for and the Company does not expect to declare dividends in the near future.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

There is inherent uncertainty in our forecasts and projections, and if we had made different assumptions and estimates than those described previously, the determined fair value of our common stock as of each of the Valuation Dates could have been materially different.

The Company will further elaborate on such disclosures in future filings for all periods presented in the format and discussion herein.

COMMENT 6.	We note that in your purchase price allocation of West End Wings, you attributed the majority of the purchase price to goodwill. Please explain to us how you evaluated this acquisition for the existence of other intangible assets such as any marketing related or contract based intangibles. See guidance in ASC 805-20-55.

Response:

In connection with the acquisition of the West End Wings, which is a Hooters restaurant in Nottingham, United Kingdom, the Company analyzed the acquisition to determine the purchase price allocation in consideration of all identifiable intangibles.  Based on our evaluation, there were no marketing related assets or customer related intangibles for which the purchase price would be required to be allocated.  The Company is however required to pay royalties based on future sales. For marketing related assets, the Company did not acquire the rights to any trademarks or trade names or enter into any non-compete agreements. The value of any franchise rights was determined to be de minimis given the franchise agreement provides no significant incremental rights and given the nominal value of any required franchise fees. The premium paid for the business represents the economic value which is not captured by other assets such as the reputation of the business, the value of its human capital, its future growth potential and its professional management. The acquisition of this business will help the Company expand its international operations and presence.

The Company will further elaborate on the purchase price allocation disclosures in future filings for all periods presented in the format and discussion herein.

COMMENT 7.	Please revise to disclose the amounts of revenue and earnings of the acquired business since the acquisition dates included in the consolidated income statement for the reporting period. See ASC 805-10-50-2-j(1).

Response:

In future filings for all periods presented, the Company will provide an analysis for each acquisition indicating the amount of revenue and earnings of each of the acquired businesses included in the consolidated income statement of the Company since their respective acquisition dates. The Company will include a table in the below format.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

	Acquired Companies
	ARB	Just Fresh	West End Wings
Revenues	$701,742	$182,091	$560,614

Cost of sales	$282,454	$53,964	$197,169
Other expenses	$787,757	$179,109	$274,021

Operating income (loss)	$(368,469)	$(50,982)	$89,424

Investments Accounted for Using the Cost Method, page 53

COMMENT 8.	We note your disclosure that in July 2012 you acquired an additional interest of $300,000, at cost, in Chanticleer Investors LLC, from one of the partners for cash, which increased your ownership to approximately 22% of Investors LLC as of December 31, 2013. In light of this 22% ownership at December 31, 2013, please tell us why you continue to account for this investment under the cost method, rather than the equity method of accounting during both 2013 and 2012.

Response:

Chanticleer Holdings, Inc. has a 0.67% interest (22.5% x 3%) in an investment in Hooters of America. Investors LLC is merely a passthrough entity, therefore the Company’s carrying value of the investment at cost of .67% is appropriate. The Company will clarify this disclosure in all future filings for all periods presented.

Note 10, Convertible Note Payable, page 58

COMMENT 9.	We note your disclosure that the fair value of the embedded conversion feature and the warrants were estimated using the Black-Scholes option-pricing model and you disclose the key assumptions used in the model for the three months ended December 31, 2013. In light of the fact that the convertible note was issued on August 2, 2013, please tell us, and revise to disclose, the key assumptions used to value the embedded conversion feature and the warrants at the time of the initial accounting for the convertible note. Also, in light of the apparent increase in your stock price from the beginning of August 2013 through December 31, 2013, please tell us why the fair value of the embedded conversion feature liability decreased during this period and resulted in the recognition of a gain on the statement of operations.

Response:

The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The Company determined the fair value of the Binomial Lattice Model and the Black-Scholes Valuation Model to be materially the same. The expected stock price volatility for the Company’s warrants was determined by the historical volatilities for industry peers and used an average of those volatilities.  The risk free interest rate was obtained from U.S. Treasury rates for the applicable periods. The contractual terms of the agreement does not provide for and the Company does not expect to declare dividends in the near future.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

The conversion price of the note is the 90% average price for the last 10 days of trading activity. As of the inception date of the note the shares issuable under the terms of the note were 804,764 shares or an effective conversion price of approximately $3.73 per share. The fair value of the shares as of August 2, 2013 using the Black-Scholes option pricing model was approximately $2.82 per share. On December 31, 2013 the stock price increased to $5.37 per share and the 90% average price for the last 10 days of trading activity was $4.71. The increase in the conversion price effectively decreased the number of shares that would be required to settle the contract by 161,172 shares to 637,592 shares as of December 31, 2013. The fair value of the Black-Scholes option pricing model was approximately $3.37 as of December 31, 2013. Had the conversion price been fixed we would have recognized a loss, however due to the variable conversion feature of the note the number of shares issuable offset any loss and we recognized a nominal gain for the period.

The Company will revise its disclosures in future filings for all periods presented. The Company will provide a table in the below format:

	8/2/2013	12/31/2013
Common stock closing price	$4.15	$5.37
Conversion per share price	$3.73	$4.71
Conversion shares	804,764	637,592
Expected life (in years)	3.0	2.6
Expected volatility	109.55%	104.06%
Call option value	$2.82	$3.34
Risk-free interest rate	0.59%	0.59%
Dividends	0.00%	0.00%

Note 12, Income Taxes, page 60

COMMENT 10.	We note from the reconciliation of income tax using tbe statutory U.S. federal tax rate to the effective tax rate, that you have a significant adjustment in 2013 for prior year deferred tax adjustment. Please explain to us, and revise to disclose, the nature of this adjustment.

Response:

The prior year deferred tax adjustment of $1,083,075 represents a true up of the Company’s components of its deferred tax assets, principally its net operating and capital loss carry forwards. The deferred tax asset for the net operating loss carry forward and capital loss carry forward were adjusted to agree to the tax payers records (tax returns) which were filed subsequent to the issuance of the financial statements. The offsetting adjustment is reflected in the change in the valuation allowance and therefore there is no impact on the statement of operations for any periods presented. The Company will further elaborate on the income tax disclosures in future filings for all periods presented in the format and discussion herein.

.

Note 13, Stockholders’ Equity, page 62

COMMENT 11.	We note from the statement of stockholders’ equity, that during 2013 you issued common stock and warrants for services valued at $569,976 and $637,552, respectively. For each of the non-cash stock transactions in 2013 and 2012, please explain to us, and revise to disclose, how you calculated or determined the value of the stock or warrants issued. If you determined that the valued of the stock was based on fair value, please explain to us how the value of stock was determined. Additionally, please explain to us how the value of stock was determined for all transactions in the quarter ended March 31, 2014 in which common stock was issued for services.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

Response:

The fair value of any common stock issuances are valued at the closing price on the given day of an issuance, unless the agreement states some other valuation methodology, i.e. VWAP. Fair value of any warrant issuances are valued utilizing the Black-Scholes mode. The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The Company determined the fair value of the Binomial Lattice Model and the Black-Scholes Valuation Model to be materially the same. The expected stock price volatility for the Company’s warrants was determined by the historical volatilities for industry peers and used an average of those volatilities.  The risk free interest rate was obtained from U.S. Treasury rates for the applicable periods. The contractual terms of the agreement does not provide for and the Company does not expect to declare dividends in the near future.

The Company will further elaborate on the warrant and stock valuation disclosures in future filings for all periods presented in the format and discussion herein.

The table format below will be presented in our future filings.

Common Stock and Warrants Issued for Services

2012	# of shares/warrants	Per share/warrant Value	Total Value
1 - warrants	150,000	$1.13	$169,200
2 - shares	5,000	$6.48	$32,400

2013
1 - warrants	330,400	$1.99	$657,552
2 - shares	122,334	$4.66	$569,990

Three months ended March 31, 2014
2 - shares	58,764	$3.89	$228,857

1	Warrants valued using Black-Scholes
2	Shares valued using Market value approach

Item 9A, Controls and Procedures, page 70

COMMENT 12.	We note your disclosure that your management has determined that, as of December 31, 2013, your disclosure controls and procedures were effective. In light of the fact that you have identified several material weaknesses related to qualified personnel to implement and maintain an effective control environment and the period-end reporting process, and concluded that your internal control over financial reporting was ineffective, please explain to us how you are able to conclude that disclosure controls and procedures were effective as of December 31, 2013. Please advise, or revise your conclusion on disclosure controls and procedures.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

Response:

Please be advised the reference to “effective” was a typographical error and should have read “ineffective”. The Company disclosed in its recent June 30, 2014 10-Q filing that disclosure controls and procedures were ineffective.

Form 10-Q for the Quarter Ended March 31, 2014

General

COMMENT 13.	Please revise your quarterly reports on Form 10-Q to address our comments on the audited financial statements for the year ended December 31, 2013 as they apply to the interim financial statements.

Response:

The Company will amend future interim financial statement filings for all applicable comments for all comparative periods.

Note 3, Acquisitions, page 10

COMMENT 14.	We note that in January 2014 you completed acquisitions of Hooters Pacific NW and Spoon and issued shares of Company units, which consist of one share of common stock and one warrant, as purchase consideration. Please explain to us, and revise to disclose how you valued the units issued. Your response and revised disclosure should include the nature and amount of all significant assumptions used in the valuations of these units.

Response:

The fair value of the shares was the closing stock market price on January 31, 2014, the date the deal acquisition was consummated. The fair value of the warrants issued was determined using the Black-Scholes model. The Black-Scholes option valuation model is used to estimate the fair value of the warrants or options granted. The model includes subjective input assumptions that can materially affect the fair value estimates. The Company determined the fair value of the Binomial Lattice Model and the Black-Scholes Valuation Model to be materially the same. The expected stock price volatility for the Company’s warrants was determined by the historical volatilities for industry peers and used an average of those volatilities.  The risk free interest rate was obtained from U.S. Treasury rates for the applicable periods. The contractual terms of the agreement does not provide for and the Company does not expect to declare dividends in the near future.

The assumptions were as follows:

Acquisitions of Hooters Pacific NW and Spoon:
Assumptions:
Risk-free interest rate	1.49%
Expected life	5 years
Expected volatility	50.0%
Dividends	0%

The Company will revise our disclosures in future filings for all periods presented in the format and discussions herein.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

COMMENT 15.	We note from the purchase price allocation for the 2014 acquisitions that a significant portion of the total purchase price for each acquisition has been allocated to goodwill, with an insignificant amount allocated to other intangible assets. For each of the 2014 acquisitions, please explain to us how you evaluated the acquisition for the existence of other intangible assets such as any marketing related or contract bases intangibles. See guidance in ASC 805-20-55.

Response:

In connection with the acquisition of the restaurants, the Company analyzed the acquisition to determine the purchase price allocation in consideration of all identifiable intangibles.  Based on our evaluation, there were no marketing related assets, customer related intangibles or contract based arrangements for which the purchase price would be required to be allocated.  For marketing related assets, the Company did not acquire any trademarks or trade names (for Hooters acquisitions) or enter into any non-compete agreements. The Company is however required to pay royalties based on future sales. The value of any franchise rights was determined to be de minimis given the franchise agreement provides no significant incremental rights and given the nominal value of any required franchise fees. For acquisitions other than Hooters restaurants, the value of any trademark/tradename, was calculated using a relief of royalty method considering future franchise opportunities and name recognition. With respect to customer related intangibles, the Company did not acquire any customer lists or enter into any customer contractual arrangements nor did the Company enter into any licensing or royalty arrangements requiring a further allocation of the purchase price. The premium paid for the businesses represents the economic value which is not captured by other assets such as the reputation of the businesses, the value of its human capital, its future growth potential and  its professional management. The acquisition of these businesses will help the Company expand its domestic operations and presence.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Eric S. Lederer
Chief Financial Officer

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226